File No. 70-


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                            FORM U-1


                    APPLICATION - DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               ***

                 INDIANA MICHIGAN POWER COMPANY
   One Summit Square, P. O. Box 60, Fort Wayne, Indiana  46801

                     BLACKHAWK COAL COMPANY
         c/o American Electric Power Service Corporation
          161 West Main Street, Lancaster, Ohio  43130
          (Names of companies filing this statement and addresses of principal executive offices)

                               ***

              AMERICAN ELECTRIC POWER COMPANY, INC.
            1 Riverside Plaza, Columbus, Ohio  43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                               ***

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215
           (Names and addresses of agents for service)

          This Application-Declaration involves a proposal by Blackhawk Coal Company ("Blackhawk"), a wholly owned subsidiary of Indiana Michigan Power Company ("I&M"), to transfer interests in certain coal mining equipment and surface (not mineral) properties located in Utah. In connection therewith, Blackhawk may acquire four promissory notes. I&M is a subsidiary company of American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act").

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
     A.   Background
          Reference is made to the Form U-1 and amendments thereto filed in File No. 70-6273, and the order and supplemental orders issued by this Commission on August 7, 1980 (HCAR No. 21672), September 30, 1980 (HCAR No. 21672A), October 19, 1981 (HCAR No. 22237) and September 20, 1985 (HCAR No. 23834). Reference is also made to the Form U-1 and amendments thereto in File No. 70-5530, and the order and supplemental order issued in that proceeding on October 21, 1974 (HCAR No. 18614) and June 26, 1975 (HCAR No. 19064) and Form U-1 and amendments thereto in File No. 70-7231 and the related order dated May 1, 1986 (HCAR No. 35-24080). Those filings and orders concern certain coal mining equipment and prop-erties located in Carbon County, Utah, including coal reserves located west of the Price River, together with existing surface facilities located east of the Price River for processing, handling and shipping coal (the "Western Reserves").
          By its Order dated September 20, 1985 in File No. 70-6273 (HCAR No. 23834), the Commission authorized I&M and Blackhawk to enter into transactions to implement a settlement agreement, exe-cuted on January 9, 1985 by AEP, its associate companies and the staff of the Federal Energy Regulatory Commission (the "FERC") (the "Settlement Agreement"). The Settlement Agreement, a copy of which has previously been filed with this Commission as Exhibit B-4 to Post-Effective Amendment No. 9 in File No. 70-6273, was intended to dispose of all issues remaining to be resolved in an investigation by the FERC of the coal procurement and pricing policies of AEP and its associate companies.
          By its Order dated May 1, 1986 in File No. 70-7231, the Commission authorized Blackhawk to transfer its coal mining opera-tions with respect to the Western Reserves to Castle Gate Coal Company ("Castle Gate") and Meadowlark, Utah, Inc. ("Meadowlark"), subsidiaries of AMAX Inc. ("AMAX"). This transfer was to be accomplished by means of a set of transactions involving leases, subleases, conveyances and assignments with respect to the various surface interests, fee coal, coal preparation facilities, federal and state leases, structures, equipment, permits and water rights associated with the Western Reserves.
          The transactions were designed to produce guaranteed minimum lease revenues of $161,000,000 over twenty years. The mineral lease and subleases provided for $80,000,000 of guaranteed minimum lease payments over twenty years ($4,000,000 a year) with a provision for six ten-year extensions at AMAX's option at no additional charge. The equipment leases and subleases and the sur-face lease would produce total rental income of $81,000,000 and have terms ranging from three to fifteen years, which relate to the lives of the subject equipment. The fair market value buyout op-tions under the various equipment leases, if exercised by AMAX, were estimated to produce additional revenues, at the end of the lease terms, of between $10,000,000 and $16,000,000. Those trans-actions were closed on May 30, 1986.
     B.   Proposed Transactions
          Blackhawk, Castle Gate and Meadowlark were all parties to that certain Lease Transaction Agreement dated January 31, 1986 ("Lease Transaction Agreement") by which Blackhawk leased certain coal lands, facilities and equipment to Castle Gate and Meadowlark pursuant to a series of leases and subleases, including, among others, the Crandall Canyon Facilities Lease, the Preparation Plant Facility Lease, the Miscellaneous Owned Equipment Lease and the Surface Lease (the four leases herein collectively, the "Four Leases"). The Four Leases granted Castle Gate and/or Meadowlark, as lessees, options to purchase the leased property and/or equip-ment at the end of the initial term of the lease. Subsequent to May 30, 1986, Castle Gate merged into its affiliate, Amax Coal Company ("Amax Coal"); Meadowlark changed its name to Amax Land Company ("Amax Land"); and Amax Inc. merged into Cyprus Amax Minerals Company (formerly named Cyprus Minerals Company) ("Cyprus-Amax").
          Blackhawk, Amax Land and Amax Coal now propose to amend the Lease Transaction Agreement to provide for the exercise by Amax Land and Amax Coal of the purchase options for the Four Leases prior to the end of the initial term. The Four Leases will be ter-minated, Amax Land and/or Amax Coal will take title to all of the properties and/or equipment being leased under the Four Leases and in lieu of the obligation to make the remaining quarterly lease payments, as partial consideration for the purchase, Amax Land and Amax Coal will execute promissory notes in the same amounts and at the same dates as the remaining lease payments under the Four Leases. Amax Coal will also assume all remaining reclamation lia-bilities associated with the leased facilities.
          Payment of the consideration for the purchase of the properties will be in the form of $5,700,000 in cash at closing and four promissory notes, more particularly described as follows: (i) Promissory Note from Amax Coal in the amount of $6,179,500 due March 1, 2001, payable in 17 quarterly payments of $363,500, begin-ning on March 1, 1996, for the Crandall Canyon Mine Shaft facili-ties and fixed assets which were leased under the Crandall Canyon Facilities Lease; (ii) Promissory Note from Amax Coal in the amount of $8,952,750 due March 1, 1998, payable in 3 quarterly payments of $976,250, followed by 6 quarterly payments of $1,004,000, beginning on March 1, 1996, for the facilities and fixed assets comprising the Coal Preparation Plant which were leased under the Preparation Plant Facility Lease; (iii) Promissory Note from Amax Land in the amount of $824,250 due March 1, 2001 and payable in 21 quarterly payments of $39,250, beginning on March 1, 1996, for the surface areas owned by Blackhawk west of Price River which were leased under the Surface Leases and (iv) Promissory Note from Amax Coal in the amount of $15,420,500 due March 1, 2006, payable in 1 quarterly payment of $53,500, 8 quarterly payments of $93,250, 8 quarterly payments of $1,097,250 and 4 quarterly payments of $1,460,750, beginning on March 1, 1996, for miscellaneous equipment.
          Forms of the promissory notes are filed as Exhibit B-2 hereto. The promissory notes will initially be secured by a Mort-gage and Security Interest in the properties transferred. These security interests may be released or subordinated to other secur-ity interests in certain situations. All payments due under the four promissory notes will be guaranteed by Cyprus-Amax Minerals Company, the ultimate parent. Blackhawk hereby requests authoriza-tion to acquire the four promissory notes in an aggregate amount not to exceed approximately $25,200,000 as set forth above.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES
          All fees, commissions and expenses to be incurred by Applicants-Declarants in connection with those aspects of the proposed transactions which are subject to the jurisdiction of this Commission, including this Commission's filing fee, are not estimated to exceed $10,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS
          The acquisition of the promissory notes by Blackhawk is subject to Sections 9(a) and 10 of the Act. No other aspects of the proposed transactions are subject to the Act.

ITEM 4.   REGULATORY APPROVALS
          No state commission and no Federal commission, other than this Commission, has jurisdiction over the proposed transactions described in Item 1 above.

ITEM 5.   PROCEDURE
          It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's Order per-mitting this Application-Declaration to become effective be issued on or before December 31, 1995. Applicants-Declarants waive any recommended decision by a hearing officer or by any other respon-sible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective, since it is desired that the Commission's Order, when issued, become effective forthwith. Applicants-Declarants consent to the Office of Public utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter, unless the Office opposes the matters covered by this Application-Declaration.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
          The following exhibits and financial statements are filed as part of this statement:
          (a)  Exhibits:
               Exhibit A      -    None
               Exhibit B-1    -    Second Addendum to Lease Trans-
                                   action Agreement (to be filed
                                   by Amendment).
               Exhibit B-2    -    Form of Promissory Note (to be
                                   filed by amendment).
               Exhibit C      -    None
               Exhibit D      -    None
               Exhibit E      -    None
               Exhibit F      -    Opinion of Counsel
               Exhibit G      -    Form of Notice
          (b)  Financial Statements:
          Balance Sheets as of September 30, 1995 and Statements of Income and Retained Earnings, per books and pro forma, for the 12 months ended September 30, 1995, of I&M and of AEP and its subsidi-aries consolidated, together with journal entries reflecting the proposed transaction (to be filed by amendment).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
          It is believed that permitting this Application-Declara-tion to become effective will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                           SIGNATURES
          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                   INDIANA MICHIGAN POWER COMPANY



                                   By:G.P. Maloney
                                             Vice President

                                   BLACKHAWK COAL COMPANY



                                   By:G.P. Maloney
                                             Vice President


Dated:  November 21, 1995


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                                                        EXHIBIT F




American Electric Power
  Service Corporation
1 Riverside Plaza
Columbus, OH  43215-2373
(614) 223-1000
(614) 223-1687 (Telecopier)

Writer's Direct Dial No.
(614) 223-1649



November 21, 1995



Securities and Exchange Commission
Division of Corporate Regulation
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  American Electric Power Company, Inc.
     Indiana Michigan Power Company
     Blackhawk Coal Company

     File No. 70-

Gentlemen:

In connection with the transactions proposed and described in the Application-Declaration on Form U-1 filed with the Securities and Exchange Commission by Indiana Michigan Power Company ("I&M") and Blackhawk Coal Company ("Blackhawk"), to which this opinion is an exhibit, I have examined, among other things, the Application-Declaration on Form U-1 and the exhibits attached thereto.

In my opinion, if the Application-Declaration is permitted to become effective; if all of the conditions precedent specified in said exhibits are satisfied; and if the proposed transactions are consummated in accordance with the aforesaid Application-Declara-tion:

          (a) all state laws applicable to the proposed transactions will have been complied with;

          (b) I&M and Blackhawk will have legally acquired promissory notes from Amax Coal Company and Amax Land
     Company, all as described in the Application-Declaration;
     and;

          (c) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by I&M or Blackhawk or any associate company.

I consent to the use of this opinion as part of the above-mentioned Application-Declaration.

Very truly yours,

s/Ann B. Graf

Ann B. Graf
Counsel for
  Indiana Michigan Power Company
  Blackhawk Coal Company






[95FN0060.IMP]
                                                        EXHIBIT G



                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. _______/November ___, 1995



                                        :
     In the Matter of                   :
                                        :
     INDIANA MICHIGAN POWER COMPANY     :
     Fort Wayne, Indiana  46801         :
                                        :
     BLACKHAWK COAL COMPANY             :
     Lancaster, Ohio  43130             :
                                        :
     File No. 70-__________             :
                                        :



NOTICE OF PROPOSED ACQUISITION OF PROMISSORY NOTES


Indiana Michigan Power Company ("I&M"), an electric utility sub-sidiary of American Electric Power Company, Inc. ("AEP"), a registered holding company, and Blackhawk Coal Company ("Black-hawk"), a coal mining subsidiary of I&M, have filed an application-declaration with this Commission pursuant to Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935 ("Act").

By its Order dated September 20, 1985 in File No. 70-6273 (HCAR No. 23834), the Commission authorized I&M and Blackhawk to enter into transactions to implement a settlement agreement, executed on January 9, 1985 by AEP, its associate companies and the staff of the Federal Energy Regulatory Commission (the "FERC") (the "Settle-ment Agreement"), concerning certain coal mining properties located in Carbon County, Utah, including coal reserves located west of the Price River, together with existing surface facilities located east of the Price River for processing, handling and shipping coal (the "Western Reserves"). The Settlement Agreement was intended to dis-pose of all issues remaining to be resolved in an investigation by the FERC of the coal procurement and pricing policies of AEP and its associate companies.

By its Order dated May 1, 1986 in File No. 70-7231 (HCAR No. 35-24080), the Commission authorized Blackhawk to transfer its coal mining operations with respect to the Western Reserves to Castle Gate Coal Company ("Castle Gate") and Meadowlark, Utah, Inc. ("Meadowlark"), subsidiaries of AMAX, Inc. ("AMAX"). This transfer was accomplished by means of a set of transactions involving leases, subleases, conveyances and assignments with respect to the various surface interests, fee coal, coal preparation facilities, federal and state leases, structures, equipment, permits and water rights associated with the Western Reserves. The transaction was closed on May 30, 1986.

Subsequent to May 30, 1986, Castle Gate merged into its affiliate, Amax Coal Company ("Amax Coal"); Meadowlark changed its name to Amax Land Company ("Amax Land"); and AMAX merged into Cyprus Amax Minerals Company (formerly named Cyprus Minerals Company) ("Cyprus-Amax").

Blackhawk, Amax Land and Amax Coal now propose to amend the Lease Transaction Agreement to provide for the exercise by Amax Land and Amax Coal of the purchase options for four of the leases entered into pursuant to this authority prior to the end of the initial terms of the leases. The four leases will be terminated, Amax Land and/or Amax Coal will take title to all of the properties and/or equipment being leased under the four leases and in lieu of the obligation to make the remaining quarterly lease payments, as partial consideration for the purchase, Amax Land and Amax Coal will execute promissory notes in the same amounts and at the same dates as the remaining lease payments under the four leases. Such notes will be guaranteed by Cyprus-Amax. Amax Coal will also assume all remaining reclamation liabilities associated with the leased facilities. Payment of the consideration for the purchase of the properties will be in the form of $5,700,000 in cash at closing and four promissory notes, totalling approximately $25,200,000.

The promissory notes will initially be secured by a Mortgage and Security Interest in the properties transferred. These security interests may be released or subordinated to other security interests in certain situations. All payments due under the four promissory notes will be guaranteed by Cyprus-Amax, the ultimate parent. Blackhawk hereby requests authorization to acquire the four promissory notes in an aggregate amount not to exceed approximately $25,200,000 as set forth above.

The proposal and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by December ____, 1995, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the pro-posal, as filed or as amended, may be authorized.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.



                                             Jonathan G. Katz
                                             Secretary



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